July 24, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3720
Attention: Larry Spirgel, Assistant Director

Re:	Consolidated Communications Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009 File No. 000-51446
Dear Mr. Spirgel:
We are in receipt of your comment letter dated July 8, 2009 to Consolidated Communications Holdings, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below in bold text and providing the Company’s response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.
Annual Report filed on Form 10-K for the year ended December 31, 2008
Item 7. MD&A of Financial Condition and Results of Operations
Overview — Segments, page 46
1.	We have reviewed your response to comment 1 and the information in Exhibits A and B that is provided to your chief operating decision maker. We believe that each line item under Telephone Operations in Exhibits A and B is a separate operating segment under SFAS 131 as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains operational EBITDA, which the chief operating decision maker can use to make resource allocation decisions and to assess performance.

We note from your response that the line items under Telephone Operations in Exhibits A and B are “aggregated for understanding the results from the segment as a whole because these services are interrelated and provided across the same access lines, often to the same customers. Performance evaluation, operating decisions and resource allocation generally take place at the [Telephone Operations] segment level.” If you believe that these line items under Telephone Operations can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis. In addition to your analysis of paragraphs 17(a) through 17(e), please provide us with an analysis that includes historical and projected revenues and operational EBITDA, along with any other information you believe would be useful in understanding how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operational EBITDA is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 — 21 of SFAS 131, please provide us an analysis to support your position.
The Company’s Response
     The Company acknowledges this comment, but respectfully believes that Telephone Operations has been and continues to be a single operating segment. This position is consistent with that described in our response to the comment letter dated January 13, 2005 (question 112) in connection with our initial public offering.
     As defined in paragraph 10 of Statement of Accounting Standards No. 131, (“SFAS 131”), an operating segment “is a component of an enterprise:
a)	That engages in business activities from which it may earn revenues and incur expenses (including revenue and expenses relating to transactions with other components of the same enterprise),

b)	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess performance, and

c)	For which discrete financial information is available.”
     While portions of the business represented by the line items under Telephone Operations (ILEC — TX, ILEC — IL, ILEC — PA, NS — TX, NS — IL, NS — PA, Directory, Transport, and CLEC) in certain of the reports that are received by our CODM, Robert J. Currey, President and Chief Executive Officer, engage in business activities which earn revenues and incur expenses, and there is an appearance of discrete financial information, we do not believe these portions of the business meet criteria b) above. While discrete financial information is available, we believe the level of shared costs and allocations between these portions of the business are considered too extensive for the CODM to place reliance on this information for decision making purposes. For example, during 2008, the Company reported cumulative cost of products and services and selling, general and administrative expenses of $252.3 million. Of that amount, $110.1 million, or 43.6% was allocated to these portions of the business through a services company or otherwise charged internally across these various lines. The cost allocation methodology is driven by regulatory reporting requirements and these more detailed reports are maintained primarily for that purpose, and secondarily for use by various departmental managers or other employees in the organization. However, the reports are not relied upon by the CODM for decision making purposes about resources to be allocated or to assess performance.
     The operating results regularly reviewed by the CODM to make decisions about resource allocations and to assess performance are those shown on the first page of Exhibit A to our comment letter response dated June 25, 2009. Specifically, the CODM focuses on the Company-wide results, and to a lesser extent, on the Telephone Operations segment results when making the decisions about resource allocation and when assessing performance. Because of the significant allocations described above, the more detailed reports cannot be relied upon when making decisions about the allocation of resources or assessment of performance. Because the majority of the allocations occur within the Telephone Operations segment, the financial information is reliable for making decisions and assessing performance at that operating segment level. In addition, our view of the integrated nature of all of the revenues and expenses that make up Telephone Operations means that only information at that level is useful for making decisions about resource allocation or assessing performance.

     We believe our management and compensation structure reflects how the CODM assesses performance of the Company. The Company is managed on a functional basis at either the operating segment level or the Company-wide level. As illustrated in the attached organization chart, the CODM has five direct reports as follows:
•	Steven Childers, Chief Financial Officer — manages the accounting and finance functions for the organization on a Company-wide basis;

•	Joseph Dively, Senior Vice President — manages the sales and marketing activities for the Telephone Operations segment without regard to location of operations;

•	C. Robert Udell, Senior Vice President — manages the network, capital planning and field operations for the Telephone Operations segment without regard to location of the operations;

•	Steven Shirar, Senior Vice President — manages the business in the Other Operations segment as well as certain administrative functions on a Company-wide basis; and

•	Christopher Young, Chief Information Officer — manages the information technology for the Company on an enterprise-wide basis.
     Each of the above named executives is evaluated and compensated primarily on the consolidated operating results for the total Company, as well as on meeting certain Company-wide metrics or other consolidated Company-wide goals. No person reporting to the CODM is evaluated or compensated based on any portion of the business represented by the line items under Telephone Operations described above. Further, with the exception of three areas (described further below), no employee within the Telephone Operations segment is evaluated or compensated based on any portion of the business represented by the line items under Telephone Operations. For the three excepted areas, Transport, CLEC and Directory, compensation structures for the employees is based 70% on the financial performance of the Company as a whole and 30% on the performance of the unit being managed. The managers of the Transport and CLEC have historically been three levels removed from the CODM in the organization structure. The manager of Directory is two levels removed from the CODM. None of these employees interacts directly with the CODM regarding performance. Accordingly, there is no assessment of employee performance which would indicate Telephone Operations is other than a single operating segment.
     Resource allocation decisions are based on serving the entire customer base across all service territories and are targeted toward obtaining the highest possible financial return. For example, the Company recently tested and deployed a technology called “Pair Bonding,” which allows our network to offer higher speeds of DSL and video service at longer distances, in all territories. Though testing may have occurred in a specific market, the technology is being deployed across all of the territories that we serve. Similarly, the Company allocated financial resources to laying fiber optic cable in areas where green fields are being developed into subdivisions. The resource allocation decision was made at the project level, based on the long-term financial return, without any consideration of geography.
     Since our initial public offering, a significant portion of our resource allocation has been in support of our acquisition strategy. Our acquisition strategy is also not predicated on operating acquired entities as separate segments and depends upon rapid integration into the Telephone Operations Segment. Our strategy is contingent on gaining synergies by combining new territories into our existing operations. For example, North Pittsburgh Systems, Inc. (“North Pittsburgh”), which we acquired on December 31, 2007, did not have its own video product to complement its local calling and high speed Internet service. Prior to our acquisition, this put North Pittsburgh at a disadvantage compared to the local cable competitors who were offering a suite of products that included voice and high speed Internet in addition to the traditional cable service. Within four months of the acquisition, the Company had launched its video product which allowed us to almost immediately slow the rate of access line loss. To maximize synergies through integration, the Company is transmitting the video signal from its facility located in Central Illinois. The ability to stem the line losses by offering a product without a large up-front capital investment allowed us to realize immediate synergies that would not have been available were North Pittsburgh managed as a separate operating segment with separate resource allocation.
     From a strategic planning and forecasting standpoint, our long-term financial forecasting is compiled only on a total Company-wide basis. Our long range forecast predicts revenues by our publicly reported product offerings (long distance, local calling, transport, directory, etc.) but does not determine a gross margin or a product margin on any basis other than the total Company. Rather, costs are forecast for the Company as a whole, and a total Company calculation of EBITDA and net income is performed. This long-term forecasting model is the same used by the CODM for future resource planning and is the model that has been provided to the banks that lead our credit facility, the rating agencies and the investment banks that advise us on acquisition strategy. Accordingly, our planning and forecasting, which directly impacts the CODM’s resource allocation decisions, is performed at the total Company level, and does not contemplate any individual operating segment or lower level of the Company.
     Further, our public disclosures and board of directors reporting is consistent with our view that Telephone Operations is an operating segment. In our Form 10-K and Form 10-Q filings, we discuss Company strategy and report operating metrics on a Company-wide level. In our Management’s Discussion and Analysis, we separately describe Telephone Operations and Other Operations but do not share results at any level below that operating segment level as we believe those results lack relevance to the CODM. Similarly, our earnings releases and public comments to investors generally highlight total Company or operating segment information, as we have found many of our investors and equity analysts to be interested in the EBITDA margin for Telephone Operations in order to make what they consider to be meaningful comparisons to other telecommunications companies. While we rely on the requirements of SFAS No. 131 to support our belief that Telephone Operations is an operating segment, we believe there is also benefit to the public in our considering Telephone Operations as an operating segment in order to continue to facilitate these meaningful comparisons. In 2008, our press releases contained line loss and synergy results for the Pennsylvania territory. The purpose of this disclosure was merely to show investors the progress that had been made in stemming line loss and achieving synergies because it was the first year following acquisition and the success or failure of the acquisition was internally being judged based on our ability to integrate these operations and achieve such synergies. After the first anniversary of the acquisition, we stopped the practice of providing any such disclosures at other than the operating segment. Like the CODM, the Board of Directors views the Company-wide results and discusses variances to budget on a Company-wide basis rather than at any lower level.
     To add clarity to our response dated June 25, 2009 regarding our statement that “the Telephone Operations segment is comprised of multiple service offerings and revenue sources which are aggregated for understanding the results from the segment as a whole...”, this is not meant to imply that we are relying on the aggregation criteria under SFAS No. 131. The Statement refers to product offerings as disclosed in our Form 10-K including local calling service, network access revenues, subsidies, long distance services, etc. Because we believe Telephone Operations to be a single operating segment, the Company did not review the aggregation criteria under paragraph 17 or 18 as no aggregation of segments was necessary.

Note 8 — Goodwill and Other Intangible Assets, pages 79-80
2.	Per your May 28, 2009 response letter, “[i]n 2008 and the preceding years, [you] considered [y]our [Telephone Operations] reporting units to be the Telephone Operations services in [y]our Illinois ILEC territory, Telephone Operations services in [y]our Texas ILEC territories, Telephone Operations services in [y]our Pennsylvania ILEC territory, [and your] Pennsylvania CLEC Operations.” Tell us whether your chief operating decision maker received information during 2008 with the same or similar level of detail presented in Exhibits A and B. If that is the case, each of the line items under Telephone Operations is also a reporting unit that should have been tested for impairment during your annual goodwill impairment test in November 2008.
The Company’s Response
     In 2008 and preceding years the information received by the CODM was similar to the information presented in Exhibits A and B. As indicated in our May 28, 2009, response letter, in 2008 and prior, we considered our reporting units within the Telephone Operations operating segment to be the services in our Illinois ILEC territory, Texas ILEC territory, Pennsylvania ILEC territory and Pennsylvania CLEC operations. Goodwill was tested for impairment at that level in 2008 and prior.
     However, upon finalization of our internal restructuring on December 31, 2008, the Company re-evaluated its reporting units under SFAS No. 142, Goodwill and Other Intangible Assets, and concluded the Telephone Operations operating segment should be comprised of only a single reporting unit.
     Paragraph 30 of SFAS No. 142 indicates
“a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”
     In evaluating our reporting units, we considered whether any portions of our Telephone Operations operating segment were components. As described in our response to comment 1 above, while there is an appearance of discrete financial information for each line item, the purpose of that information is to satisfy regulatory requirements and is not prepared as information through which operating results are reviewed. Further, the Company does not have a segment manager that reviews any of the line items under Telephone Operations such that they could be viewed as components.
     Per SFAS No. 131, paragraph 14, a segment manager is generally one who “is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment”. Based on this definition and our operating structure, the senior vice presidents identified on Exhibit A would be our segment managers. Accordingly, as noted in the response to comment 1 above, all of the line items under Telephone Operations are managed on an operating segment-wide basis. The only line items under Telephone

Operations with a functional manager assignment are CLEC, Directory and Transport; however, as noted in the response to comment 1 above, none of these managers has regular contact with or direct accountability to the CODM and therefore none would be considered a segment manager.
     This manner of viewing the Company’s structure is consistent with its strategy. Because the Company has traditionally grown through acquisition, the ability to achieve synergies through integration is paramount if the acquisition strategy is to be successful. In many cases, these synergies are created primarily through removing costs from the acquired company by implementing “best practices”, changing their processes to be consistent with the rest of the Company, and spreading other costs of the operating segment across the larger integrated base. Were the organization to be managed by geographic location or some other more micro type of structure (including a structure based on the line items under Telephone Operations on Exhibits A and B in our comment letter response dated June 25, 2009), the ability to achieve synergies would be inhibited. As discussed in the response to comment 1 above, we have created synergies by, among other things, moving to common information technology and billing platforms, centralized network monitoring, Company-wide engineering and research and development and centralized administrative support. Were the Telephone Operations managed in a geographic or business unit structure rather than a functional structure, as it is today, achieving the necessary synergies would be much more difficult.
     We believe it would run counter to the spirit of SFAS No. 131 and SFAS No. 142 to present segment or reporting unit information on a basis inconsistent with how management views the business. Accordingly, we believe Telephone Operations to be a single reporting unit for goodwill evaluation purposes.
3.	In your letter you state that “[r]evenues and cash flows for [y]our 2009 first quarter each trailed [y] our projections by approximately 5.2%” and that even if you were “unable to implement adequate cost reduction measures and all other material inputs in [your] income model were to remain constant, [your] revenues could decline by over 1.5% annually without triggering a goodwill impairment charge”. Tell us how you considered this information in evaluating whether you should perform an interim goodwill impairment test.
The Company’s Response
     In considering whether to do a goodwill evaluation in the first quarter of 2009, the Company recognized that actual results trailed the budget. A revenue or cash flow shortfall of this size would not have lead us to believe the fair value of the reporting unit had more likely than not declined below the carrying value of the reporting unit in light of the 50% excess of fair value over carrying value of the Telephone Operations reporting unit. Additionally, the Company did not consider a single quarter’s financial results to be indicative of future cash flows, and believes annual and multi-year forecasts would not be reduced commensurately. Moreover, prior to the end of the first quarter, management had begun the planning and initial implementation of several cost cutting and revenue enhancement initiatives that had not been reflected in the 2009 budget. These initiatives will take place throughout the year. Accordingly, management believed that no testing was necessary in the first quarter of 2009.
4.	Please provide us with a breakdown of goodwill by reporting units based on the line items under Telephone Operations in Exhibits A and B and also disclose this information in future filings.

The Company’s Response
     Based on the information provided in the responses to comments 1 through 3 above, the Company respectfully submits that the appropriate disclosure for inclusion in our next Form 10-Q, consistent with our comment letter response dated May 28, 2009, would include the following information:
     The carrying value of goodwill by reporting unit as of June 30, 2009 is (in millions):

Telephone operations	$519.5
Prison Systems	$0.2
Business Systems	$0.8
     To fully respond to the Commission’s inquiry, goodwill by line item included under Telephone Operations is not carried at or pushed down to the line items under Telephone Operations in Exhibits A & B because the financial results are not reviewed at that level of detail, and this was also the case at November 30, 2008. However, goodwill for the reporting units used at November 30, 2008 was as follows:

CCI Texas	$222.4
CCI PA ILEC	183.4
CCI PA CLEC	32.4
IL Telephone Ops	82.5
Business Systems	0.8
Public Services	0.2

Total Company	$521.7

5.	We believe that the information you provided in the last two paragraphs of your response to comment 3 is useful to investors, specifically the statement that “[r]evenues and cash flows for [y]our 2009 first quarter each trailed [y]our projections by approximately 5.2%.” Please add this to the critical accounting policy disclosure you already committed to include in your next Form 10-Q.
The Company’s Response
     The Company believes that providing a reconciliation of revenues and cash flows to undisclosed projections would lead to an unintentional disclosure of more comprehensive earnings guidance. The Company does not currently provide, and has no plans to begin providing, comprehensive earnings guidance. The Company is concerned that inaccurate inferences could be drawn from such disclosure, such that the Company might find it necessary to provide corrective, comprehensive earnings guidance on a continuing basis. Further, the Company respectfully disagrees that this information would provide information useful to investors beyond that already presented in our public disclosures. Specifically, in our response dated June 25, 2009, we have proposed to disclose the annual revenue growth rate assumption for the Telephone Operations reporting unit utilized in our goodwill assessment. Additionally, as an operating segment, revenue growth rates for Telephone Operations can be calculated directly from the segment information presented. Accordingly, we would respectfully propose no further expansion of our disclosure in this regard.

     The Company respectfully requests a teleconference to discuss any questions the Staff may have on the Company’s response. Please contact Steven L. Childers, Chief Financial Officer, at (217) 235-4440 should you have any questions regarding our responses or any related matters.
Sincerely,

Consolidated Communications Holdings, Inc.

By:	/s/ Robert J. Currey
Title: President and Chief Executive Officer

By:	/s/ Steven L. Childers
Title: Chief Financial Officer

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC
FUNCTIONAL ORGANIZATION STRUCTURE

Bob Currey
President
And
CEO
Steve Childers
Chief Financial
Officer &
Senior Vice
President
Joe Dively
Senior Vice
President
Steve Shirar
Corporate
Secretary &
Senior Vice
President
Bob Udell
Senior Vice
President
Chris Young
Chief Information
Officer
•Investor Relations
•Taxes
•Treasury
•SOX Compliant
•External Audit
•External Reporting
•Accounts Payable
•Accounting/Finance
•Sales
•Marketing
•Advertising
•Corporate
Communications
•Customer Service
•Directory
•Business Systems
•Corporate Secretary
•Human Resources
•Payroll
•Regulatory
•Supply Chain
•Distribution Management
•Consolidated Market Response
•Consolidated Public Services
•Consolidated Operator Services
•Consolidated Transport
•Network Engineering
•Network Operations
•Field Operations
•Central Office
•Information Technology
•Fleet & Facilities

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC FUNCTIONAL ORGANIZATION STRUCTURE FUNCTIONAL ORGANIZATION STRUCTURE FUNCTIONAL ORGANIZATION STRUCTURE Investor Relations Taxes Treasury SOX Compliant External Audit External Reporting Accounts Payable Accounting/Finance Information Technology Fleet & Facilities Sales Marketing Advertising Corporate Communications Customer Service Directory Business Systems Corporate Secretary Human Resources Payroll Regulatory Supply Chain Distribution Management Consolidated Market Response Consolidated Public Services Consolidated Operator Services Consolidated Transport Network Engineering Network Operations Field Operations Central Office